                                                            REGISTRATION NO. 33-
   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER ___, 1996
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                 ---------------------------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                 ---------------------------------------------

                               MEMRY CORPORATION

             (Exact name of registrant as specified in its charter)

     Delaware                                             06-1084424
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                               57 Commerce Drive
                         Brookfield, Connecticut  06804
                                 (203) 740-7311
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                       __________________________________

                                 James G. Binch
           Chairman, President, Chief Executive Officer and Treasurer
                               Memry Corporation
                               57 Commerce Drive
                         Brookfield, Connecticut  06804
                                 (203) 740-7311
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                       __________________________________

                                   Copies to:
                              David I. Albin, Esq.
                            Finn Dixon & Herling LLP
                         One Landmark Square, Suite 600
                          Stamford, Connecticut  06901
                      __________________________________

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
                      __________________________________

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                       __________________________________

                        CALCULATION OF REGISTRATION FEE


===================================================================================================================

TITLE OF EACH CLASS                              PROPOSED MAXIMUM    PROPOSED MAXIMUM
   OF SECURITIES                 AMOUNT TO BE     OFFERING PRICE    AGGREGATE OFFERING
 TO BE REGISTERED                 REGISTERED       PER SHARE(1)          PRICE(1)        AMOUNT OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01       3,041,963         $1.75           $5,323,435.25               $1,613.16
===================================================================================================================

(1) Estimated solely for purposes of calculating the amount of the registration fee, based on the average of the closing bid and asked prices per share of Common Stock of the Registrant reported on the OTC Bulletin Board on October 1, 1996.

                  ____________________________________________

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS
----------
                                3,041,963 SHARES

                               MEMRY CORPORATION

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

     The 3,041,963 shares of common stock, par value $0.01 per share (the "Common Stock") offered hereby (the"Offering"), including 2,087,935 shares that are issuable upon the exercise of warrants held by a certain stockholder, are being sold by such stockholder of Memry Corporation, a Delaware corporation (the "Company"), with principal executive offices located at 57 Commerce Drive, Brookfield, Connecticut 06804, telephone number (203) 740-7311. See "Selling Stockholder." The Company will not receive any of the proceeds from the Offering. The Company would, however, receive the exercise prices payable upon issuance of the 2,087,935 shares of Common Stock eligible for sale hereunder which underlie warrants. The Common Stock is traded on the OTC Bulletin Board under the symbol "MRMY."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
          SEE "RISK FACTORS" ON PAGES 3 THROUGH 7 OF THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.


========================================================================
                                Underwriting
                 Price to       Discounts and           Proceeds to
                 Public(1)       Commissions      Selling Stockholder(2)
------------------------------------------------------------------------

Per Share..  $        1.75          N/A                $        1.75
------------------------------------------------------------------------
Total......  $5,323,435.25          N/A                $5,323,435.25
========================================================================

(1) Estimated based on the average of the closing bid and asked prices per share of Common Stock of Memry Corporation reported on the OTC Bulletin Board on October 1, 1996.

(2) Expenses payable by the Company are estimated to be $33,613 (approximately $0.01 per share).





                      ------------------------------------
             The date of this Prospectus is ________________, 1996.

                             AVAILABLE INFORMATION

               The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the offer and sale of the Common Stock being offered hereby (the "Shares"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the provisions of any contract, agreement or other document referred to in the Registration Statement are summaries of the material terms of such contracts, agreements and other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

               The Company is subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements, the Registration Statement and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Although the Company currently does not intend to send copies of such material to its stockholders, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission, at http://www.sec.gov.

                                  RISK FACTORS

               In addition to the other information contained in this Prospectus, the prospective purchaser of the Common Stock offered hereby should carefully consider the following factors:

     ABSENCE OF PROFITABLE OPERATING HISTORY

               The Company was incorporated in Delaware in November 1981 and, to date, its sales revenues have not been sufficient to cover operating costs. The Company has not made a profit since its incorporation in 1981, and has accumulated a net loss through the fiscal year ended June 30, 1996 of approximately $33 million. The Company's operations have been financed by a series of equity sales, and there can be no assurance that the Company will be able to obtain such financing in the future or that the Company will become profitable and able to finance its operations through operating revenues.

     CURRENT WORKING CAPITAL SHORTFALL

               As of June 30, 1996, the Company had a working capital deficit of approximately $850,000. Notwithstanding the refinancing of the Company's bank debt during the first quarter of fiscal 1996, the Company continues to have a substantial working capital deficiency and, in the past, was at times unable to pay certain managerial and executive employees and meet other obligations. Therefore, while the Company's liquidity has been significantly improved from its position in the last few years, the Company's ability to continue its operations is dependent upon its ability to generate positive cash flow from operations and/or raise additional funds. There can be no assurance that the Company will be able to raise additional funds (or that if such funds are available that they will be available at an acceptable cost), or generate cash flow from operations. Furthermore, any funds raised through the issuance of equity will dilute the Company's outstanding equity. In addition, while the Company's recent refinancing included a $1.135 million five-year term loan, the Company's lender has the contractual right to require full repayment of such loan at any time upon demand.

     RISKS ASSOCIATED WITH ACQUISITIONS

               On June 28, 1996, the Company consummated the acquisition of certain assets comprising Raychem Corporation's nickel-titanium product line (the "Raychem Acquisition"). Sales of the acquired business in fiscal 1996 significantly exceeded the Company's consolidated sales on a stand-alone basis. As is the case in most instances where a small business acquires a larger one, the Company's ability to successfully operate the acquired business will depend on many factors, including management's ability to integrate the acquired business and personnel with the Company's prior operations and work force, the ability of Raychem Corporation, as the acquired business's exclusive distributor for most applications, to generate end user demand for the acquired business's products, and management's ability to operate the acquired business with substantially less overhead than was used by Raychem. There can be no assurances that the Company will be able to operate the acquired business successfully.

               In addition, the Company intends to continue to pursue potential acquisitions in the future as a means of growth. The Company's ability to expand successfully by acquisition depends on many factors, including those described in the preceding paragraph with respect to the Raychem Acquisition, the ability to identify potential targets and the consideration paid to effect any such acquisitions. The consummation of any such future acquisitions, as well as the diversion of the attention of the Company's management to effect any such acquisitions and integrate the acquired operations with the Company, could have an adverse effect on the Company's operations and financial results in the future.

     REQUIREMENT OF CONNECTICUT PRESENCE; CII PUT RIGHTS

               Due to the various agreements that the Company has entered into with Connecticut Innovations, Incorporated ("CII" or "Selling Stockholder"), the Company is required to transact certain portions of its operations within the State of Connecticut. Specifically, the Company must
     (a) maintain its corporation headquarters and all of its product business operations in the State of Connecticut, (including, after January 1, 1997, the assembly of all products to be sold to the U.S. Surgical Corporation), excluding business operations relating to the production by the Company's subsidiary, Wright Machine Corporation ("Wright"), of screw machine products and taper pins and the Company's components and sub-assembly business acquired from Raychem Corporation, (b) base its president and chief executive officer, a majority of its senior executives, and all of its administrative, financial, research and development, marketing and customer service staff relating to its product business (subject to the same inclusions and exclusions as clause (a)) in the State of Connecticut,
     (c) conduct all of its operations relating to its product business directly or through subcontractors and through licensed operations in the State of Connecticut (subject to the same inclusions and exclusions as clause (a)), and (d) maintain its principal bank accounts with banks located in the State of Connecticut, excluding all banks associated with Wright. While the aforesaid restrictions have not to date adversely affected the Company's competitiveness and/or the ability of the Company to enter into material transactions with other parties, there can be no assurances that they will not have such effect in the future. If the Company defaults on any of these requirements, as well as other requirements set forth in the agreements with CII, CII may exercise its right to "put" to the Company certain securities of the Company that it owns. See "Selling Stockholder." Using $2.00 per share as the put price per share, the aggregate put price that would have to be paid by the Company if the put were exercised would be approximately $4,085,500. Such a put could significantly and adversely effect the Company's liquidity.

     DEVELOPING MARKET AND TECHNOLOGICAL CHANGE

               The market for the Company's shape memory alloy ("SMA") products is relatively new and still developing, and is subject to technological change. The future financial performance of the Company will depend in part on the development and continuing growth of this market. There can be no assurances that many of the Company's products will gain market acceptance. Current or new competitors may introduce new products that could adversely affect the Company's competitive position. The Company believes that, to remain competitive, it must continue to improve its products and develop and successfully market new products. There can be no assurance that the Company will be able to do so. The success of new products depends on a variety of factors, including understanding market needs and being able to develop products that solve such needs. There can be no assurances that the Company will be able to identify new product opportunities successfully and develop and bring to market such new products or that the Company will be able to respond effectively to technological changes or new products developed by competitors.

     EFFECT OF POSSIBLE COMPETITION

               The Company expects that competition will intensify in the SMA field as the technology becomes more widely known. A small number of U.S., Belgian and Japanese companies pose a potential source of competition in SMA materials and products. Some of these companies, and other potential competitors, have considerably greater financial and marketing resources than the Company, and have (or have the ability to acquire) considerable technical resources.

     INTELLECTUAL PROPERTY RISKS

               The Company's success will depend in part on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing on the proprietary rights of third parties. The Company attempts to protect its technology by, among other things, investing in obtaining and maintaining patents, trademarks and trade secrets. Although the Company has never been party to litigation involving its technology, the SMA industry has produced disputes over intellectual property rights which have resulted in significant and expensive litigation. Any assertions of intellectual property claims could require the Company to cease the manufacture and sale of infringing products, to incur significant litigation costs and to develop non-infringing technology or acquire licenses to the alleged infringed technology. There can be no assurance that the Company would be able to obtain such licenses on acceptable terms or to develop non-infringing technology. In addition, there can be no assurance that any of the Company's patents will not be challenged, invalidated or circumvented or that rights granted thereunder will provide competitive advantages to the Company. Furthermore, the laws of certain countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

     DEPENDENCE ON KEY PERSONNEL

               The Company's success depends, in large part, upon a small number of key managerial, engineering and technical personnel, and the loss of certain key personnel could have an adverse effect on the Company's business. The Company has obtained key personnel life insurance for its President in the amount of $2,200,000 ($500,000 of which has been collaterally assigned to the Company's lenders).

     EXISTENCE OF CONSENT DECREE

               On February 22, 1989, the Company entered into a consent decree (the "Consent Decree") with the Securities and Exchange Commission (the "SEC") in order to settle litigation brought by the Commission alleging that the Company made false and/or misleading statements in the registration statement relating to the Company's initial public offering, in a series of press releases, in selling materials in connection with a private placement of securities to foreign institutions and in a registration statement with respect to a secondary shelf offering. While certain portions of the Consent Decree have expired, the Company has in the past failed to comply with the requirement that it timely file all of its Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB. It cannot be clear what, if any, effect such violations of the Consent Decree may have upon the Company.

     DIVIDENDS NOT LIKELY

               For the foreseeable future, it is anticipated that earnings (if any) will be used to finance the operations of the Company and that dividends will not be paid. The Company's loan agreement with its principal lenders prohibits the payment of dividends.

     SIGNIFICANT STOCKHOLDERS

               As of October 1, 1996, the Company's directors and executive officers beneficially owned in the aggregate approximately 17% of the Company's Common Stock. In addition, three institutional European investors beneficially owned 25.4%, 8.5% and 7.4% of the Company's Common Stock, respectively, Connecticut Innovations, Incorporated beneficially owned approximately 16% of the Company's Common Stock and Raychem Corporation beneficially owned 12.5% of the Company's Common Stock. (Because of the Securities and Exchange Commission's rules on calculating beneficial ownership percentages, the percentage of the Company's Common Stock beneficially owned by all of such parties combined would be substantially less than if the aforesaid percentages were merely added together but would still constitute approximately 70% of the Company's outstanding Common Stock). This concentration of Common Stock in the hands of a small number of individuals and entities means that there may be little chance for other stockholders to influence the business and affairs of the Company by the exercise of voting rights. Furthermore, the aforesaid concentration in shares may cause extreme fluctuations in the trading volume of the Company's Common Stock in a given period, which in turn may cause the Company's Common Stock to suffer market price fluctuations without regard to the Company's operating results.

     NO CUMULATIVE VOTING

               The Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), does not provide for cumulative voting. Therefore, holders of less than a majority of the Company's outstanding Common Stock have no right to elect any of the Company's directors.

     POSSIBLE EFFECT OF ADDITIONAL PREFERRED STOCK ISSUANCES

               The Certificate of Incorporation of the Company authorizes the issuance of up to 100,000 shares of preferred stock, $100 par value per share ("Preferred Stock"). The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions) and liquidation preferences of each such series. Currently, no Preferred Stock is outstanding. If shares of Preferred Stock are issued, such issuance could adversely affect the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares having voting rights, or by the creation of class or series voting rights, and, if such shares have conversion rights, could increase the number of shares of Common Stock outstanding. In addition, shares of Preferred Stock could have preferences with respect to dividend and liquidation rights.
     The Company has no present plans to issue additional Preferred Stock.

     LIQUIDITY OF STOCK

               The Company was de-listed from the National Association of Securities Dealers Automated System ("NASDAQ") in November of 1992 due to the Company not meeting various requirements of NASDAQ. The Company's Common Stock is currently trading on the OTC Bulletin Board. Thus, only bid and asked prices between dealers (rather than sales prices) are currently available with respect to the Common Stock. The fact that the Company is trading on the OTC Bulletin Board rather than on NASDAQ or an exchange could have the effect of significantly reducing news coverage of the Company and might cause the market price of the Common Stock to be lower than it otherwise would be. Although the Company intends to apply for listing on NASDAQ as soon as possible, it currently would not qualify to be so listed. Thus, holders of the Common Stock might not realize the extent of liquidity as they might were the stock listed on NASDAQ or a national securities exchange.

     BROKER-DEALER SALES OF COMPANY'S COMMON STOCK

               The Company's Common Stock is covered by a rule under the Exchange Act that imposes additional requirements on broker-dealers who sell such "penny stock" to, or effect the purchase of such "penny stock" by, any person in a transaction in which the purchaser is not an established customer, that does not meet the requirements of Rule 505 or Rule 506 under the Securities Act, that does not fall within Section 4(2) under the Securities Act or that is not exempt under Rule 15g-1 of the Exchange Act. For transactions covered by the rule, prior to the transaction the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of the broker-dealers to sell the Company's Common Stock and also may affect the ability of any purchaser in this Offering to sell its shares in the secondary market.

     DILUTION

               As of October 1, 1996, there were outstanding warrants to purchase 5,745,368 shares of Common Stock of the Company at exercise prices ranging from $0.01 per share to $7.40 per share and options to purchase 575,500 shares at an exercise price of from $0.90 per share to $1.59 per share. In the event of a substantial increase in the market value of the Company's Common Stock, it is likely that many or all of those warrants and options would be exercised. Since the exercise prices would be likely to be less than the market value of the Common Stock, the market value of each share of Common Stock would be reduced by any such exercise, and holders of Common Stock would to that extent suffer a dilution of the value of their Common Stock. In addition, the Company's Board of Directors has approved, subject to the approval of the Company's stockholders, an amendment to the Memry Corporation Stock Option Plan that would increase the number of shares issuable thereunder from 600,000 to 1,100,000.


                                USE OF PROCEEDS

               The Company will not receive any of the proceeds from the sale of the Shares. However, the Company would receive the exercise prices payable upon issuance of the 2,087,935 shares of Common Stock eligible for sale hereunder which underlie warrants issued to CII. If all of these warrants are exercised at their current exercise prices, the Company will receive $1,998,457 in proceeds from the exercise thereof. The Company will use the proceeds from exercise of these warrants for general working capital purposes. The principal reason for the Offering is to satisfy certain contractual obligations to CII. See "Selling Stockholder."


                              SELLING STOCKHOLDER

               An aggregate of up to 3,041,963 shares of Common Stock may be offered by CII, the Selling Stockholder. Because the Selling Stockholder may offer from time to time some or all of the Shares that it holds (including Shares issuable upon exercise of certain securities), no estimate can be given as to the amount of Shares that will be offered for sale by the Selling Stockholder hereunder at any particular time. The following table sets forth certain information with respect to the Selling Stockholder for which the Company is registering Shares for resale to the public. The Company will not receive any of the proceeds from the sale of such Shares. However, the Company would receive an aggregate of $1,998,457 in proceeds from the exercise of 2,087,935 shares of Common Stock eligible for sale hereunder which underlie warrants issued to the Selling Stockholder, as described below. Other than as set forth below, there are no material relationships between the Selling Stockholder and the Company, nor have any such material relationships existed within the past three years, and the Selling Stockholder does not hold any other securities of the Company.

                                                                       Maximum Number
                                                                       of Shares of
                          Number of Shares of    Maximum Number        Common Stock        Percentage
                          Common Stock           of Shares To Be       Owned After         Ownership After
                          Owned Prior to         Offered by Selling    Completion of the   Completion Of the
Selling Stockholder       Offering               Stockholder           Offering(1)         Offering(2)
-------------------       -------------------    ------------------    -----------------   -----------------
Connecticut                 3,041,963(3)            3,041,963(3)                0                    *
Innovations,
Incorporated

-------------------------
*    Less than 1%

     (1) Assumes that all shares of Common Stock, the disposition of which is being registered on behalf of the Selling Stockholder, are sold pursuant to this Prospectus.

     (2) In each case where shares underlying options or warrants are included as beneficially owned by a person or entity, the percentage of all shares owned by such person or entity is calculated as if all such securities owned by such person or entity had been exercised prior to such calculation.

     (3) Includes 2,087,935 shares underlying warrants issued to CII. As of October 1, 1996, CII was the beneficial owner of 16.2% of the Company's Common Stock.

                       __________________________________


          The Shares to be sold by CII are shares of Common Stock acquired by CII or to be acquired upon the exercise of warrants issued to CII by the Company. Such securities were issued to CII for consideration comprised of cash and forgiveness of indebtedness in connection with a Convertible Subordinated Debenture Purchase Agreement, dated as of December 22, 1994 (the "Purchase Agreement"), as amended. Pursuant to the Purchase Agreement, on December 22, 1994 the Company issued to CII the following securities (the "CII Securities"): (i) a Convertible Subordinated Debenture dated December 22, 1994 from the Company to CII in the principal amount of $763,208 (the "Debenture"), (ii) a warrant dated December 22, 1994 to purchase 508,805 shares of Common Stock at an initial exercise price of $2.15 per share (the "Class I Warrants"), (iii) a warrant dated December 22, 1994 to purchase 305,283 shares of Common Stock at an initial exercise price of $2.75 per share (the "Class II Warrants"), and (iv) a warrant dated December 22, 1994 to purchase 100,000 shares of Common Stock at an initial exercise price of $1.00, such warrant being an amendment and restatement of a warrant previously held by CII to purchase 10,000 shares of Common Stock at an exercise price of $10.00 per share. On October 12, 1995, the Purchase Agreement and the CII Securities were modified, such that the Debenture became convertible into 954,010 shares of Common Stock, and due to anti-dilution provisions, the Class I Warrants became exercisable for 1,176,269 shares of Common Stock at an exercise price of $0.93 per share and the Class II Warrants became exercisable for 705,485 shares of Common Stock at an exercise price of $1.19 per share. The number of shares of Common Stock for which the Class III Warrants were exercisable remained the same, but the exercise price per share was adjusted to $0.65. On June 24, 1996, the parties agreed that in order to help the Company market the Common Stock sold to fund the acquisition of Raychem Corporation's nickel-titanium product line, CII would convert the Debenture into equity, and a further amendment to the Purchase Agreement was executed by CII and the Company, which amendment became effective on June 28, 1996. Pursuant to such amendment, on June 28, 1996, the Debenture was converted into 285,528 shares of Common Stock and 66.85 shares of Series H Preferred Stock (the "Series H Shares"). The parties agreed that additional shares of Common Stock which were issuable to CII due to a penalty adjustment provision of the Debenture would be folded into the Class I Warrants. Accordingly, the number of shares of Common Stock for which the Class I Warrants are exercisable was increased to 1,282,450, with the exercise price per share of such Class I Warrants being adjusted to $0.853 per share. The Class II and III Warrants were not adjusted. As of the close of business on September 4, 1996, all of the Series H Shares automatically were converted into 668,500 shares of Common Stock, pursuant to the terms of the Certificate of Designations, Rights and Preferences of the Series H Preferred Stock.

          The Class I, II and III Warrants are subject to certain antidilution rights. In addition, pursuant to the terms of the Purchase Agreement, as amended, the Company is required to file a registration statement (the "Registration Statement") to cover, inter alia, the resale by CII of the
                                         ----- ----
     shares of Common Stock underlying the CII Securities and the Series H Shares (the "Registrable Securities"). The registration statement to which this Prospectus relates has been filed to fulfill such obligation. The Company is required to cause the Registration Statement to become effective no later than January 31, 1996, maintain the effectiveness of the Registration Statement for a period of three years from its effective date, subject to the provisions of the Purchase Agreement, as amended, and use its best efforts to allow CII to continually sell Registrable Securities pursuant to such Registration Statement free from any stop orders or suspensions by the Company or advice of counsel to the contrary. CII also has been granted a "put" right if (i) at any time before the earlier of June 28, 2006 and the date on which CII ceases to hold at least 35% of the Registrable Securities the Company ceases to (a) maintain its corporation headquarters and all of its product business operations in the State of Connecticut, (including, after January 1, 1997, the assembly of all products to be sold to the U.S. Surgical Corporation), excluding business operations relating to Wright's production of screw machine products and taper pins and the Company's components and sub-assembly business acquired from Raychem, (b) base its president and chief executive officer, a majority of its senior executives, and all of its administrative, financial, research and development, marketing and customer service staff relating to its product business (subject to the same inclusions and exclusions as clause (a)) in the State of Connecticut, (c) conduct all of its operations relating to its product business directly or through subcontractors and through licensed operations in the State of Connecticut (subject to the same inclusions and exclusions as clause (a)), and (d) maintain its principal bank accounts with banks located in the State of Connecticut, excluding all banks associated with Wright; or (ii) the Company fails (a) to file the Registration Statement by October 31, 1996 or to cause the effectiveness of the Registration Statement by January 31, 1997, or (b) to keep the Registration Statement effective for an aggregate of 120 days during any rolling twelve month period. Upon CII's exercise of its put, the Company would be obligated to purchase from CII all CII Securities and Registrable Securities held at that time by CII for a price equal to the greater of (x) the then current market price of such CII Securities and Registrable Securities (on an as-converted basis) and
     (y) $2.00, multiplied by the number of CII Securities and Registrable Securities (on an as-converted basis), less in the case of Common Stock issued upon the exercise of the Class I Warrants, the Class II Warrants or Class III Warrants, any exercise price paid to acquire Common Stock.

                           DESCRIPTION OF SECURITIES

          The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $0.01 par value per share, and 100,000 shares of Preferred Stock, $100.00 par value per share. In September 1996, the Company's Board of Directors voted to amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock by 5,000,000 shares to 30,000,000 authorized shares. The Board authorized management to present the proposal for stockholder approval at the annual meeting of stockholders, which is scheduled for December 5, 1996.

          The holders of Common Stock are entitled to one vote per share. The Common Stock has non-cumulative voting rights, which means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors and take most other actions submitted to a vote of stockholders, if they so determine. In such event, the holders of the remaining shares will not be able to elect any directors or take such other actions. The holders of Common Stock have no preemptive rights to maintain their respective percentage ownership interest in the Company or other subscription or conversion rights for other securities of the Company.

          The Company has never paid a cash dividend on its Common Stock and the Company does not contemplate paying any cash dividends on its Common Stock in the near future. Pursuant to the Company's August 9, 1996 loan agreement with its principal lender, the Company is prohibited from declaring or paying any dividends, or making a distribution to its stockholders, until the termination of such agreement and the repayment of all amounts due to such lender.

          By letter agreement dated May 22, 1995 between Harbour Holdings Limited Partnership ("Harbour") and the Company, Harbour agreed to accept the issuance to it by the Company of 747,500 shares of Common Stock as payment in full of declared, accrued and unpaid dividends in the amount of $598,000 that accrued prior to June 30, 1993 with respect to shares of Series A Preferred Stock and Series B Preferred Stock held at such time by Harbour.

          CII has certain antidilution protections as well as a put right in connection with the CII Securities. See
     "Selling Stockholder."


                              PLAN OF DISTRIBUTION

          The Shares covered hereby may be offered and sold from time to time by the Selling Stockholder. The Selling Stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including one or more of the following methods:
     (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
     (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by the Selling Stockholder that it has not made any arrangements relating to the distribution of the Shares covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Stockholder in amounts to be negotiated.

          In offering the Shares covered hereby, the Selling Stockholder and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholder may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling

     Stockholder and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

          The Company has advised the Selling Stockholder that during such time as it may be engaged in a distribution of Shares covered hereby, it is required to comply with Rules 10b-6 and 10b-7 under the Exchange Act as described below and, in connection therewith, that it may not engage in any stabilization activity in connection with the Company's Common Stock, is required to furnish to each purchaser and/or broker-dealer through which Shares covered hereby may be offered copies of this Prospectus and its accompanying documents and reports and that it may not bid for or purchase any securities of the Company of attempt to induce any person to purchase any securities of the Company except as permitted under the Exchange Act. The Selling Stockholder has agreed to inform the Company when the distribution of its Shares is completed.

          Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

          This Offering will terminate on the earlier of the third anniversary of the effective date hereof and the date on which all Shares offered hereby have been sold by the Selling Stockholder.

          In order to comply with certain states' securities laws, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the Shares may not be sold in certain states unless they have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. The Company intends to use its best efforts to register or qualify the Shares for resale or to seek an exemption from registration or qualification in any state required in order to facilitate as to a particular sale, the resale of the Shares by the Selling Stockholder.


              LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

          Section 145 of the General Corporation Law of the State of Delaware empowers a corporation incorporated under the General Corporation Law to indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve in such capacities with another enterprise at its request, against expenses (including attorneys' fees), as well as judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The power to indemnify shall only exist where such officer, director, employee or agent has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal action, such person had no reasonable cause to believe his conduct was unlawful. In a threatened, pending or completed action or suit by or in the right of the corporation, the corporation may indemnify such person only for expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that if such person has been adjudged liable to the corporation then the corporation shall have no power of indemnification unless and only to the extent that a court shall determine upon application. Indemnity is mandatory as to expenses (including attorneys' fees) actually and reasonably incurred by a director, officer, employee or agent of a corporation to the extent a claim, issue or matter has been successfully defended. Expenses (including attorneys' fees) incurred by an officer or director in defending any such action, suit or proceeding may be paid by the corporation in advance of final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The determination to make indemnification pursuant to Section 145 shall be made by (i) a majority vote of disinterested directors even though less than a quorum, (ii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (ii) by the stockholders. A Delaware corporation also has the power to purchase and maintain insurance on behalf of the persons it has the power to indemnify, whether or not indemnity against such liability would be allowed under the statute.

          Article VIII of the By-Laws of the Company provides as follows:

          The Corporation shall, to the fullest extent permitted by subsections
          (a) through (e) of Section 145 of the General Corporation Law of the State of Delaware (as such statute may, from time to time, be amended), indemnify any and all persons whom it shall have power to indemnify against any and all expenses, liabilities and other matters.

          The Certificate of Incorporation of the Company was amended in June 1989, as permitted by the Delaware General Corporation Law, pursuant to a vote of its stockholders, to provide that, to the fullest extent permissible under the Delaware General Corporation Law, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
     (iii) for improper dividend payment or unlawful stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                           INCORPORATION BY REFERENCE

          The following documents, as previously filed with the Commission, are hereby incorporated by reference into this Prospectus:

          (1) The Company's Annual Report on Form 10-KSB, as amended, for the fiscal year ended June 30, 1996; and

          (2) The Company's Current Report on Form 8-K filed on July 15, 1996 and amended on September 13, 1996.

          All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since June 30, 1996 and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will furnish without charge to each person to whom this Prospectus is delivered, upon his written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Written or telephone requests should be directed to the Company, 57 Commerce Drive, Brookfield, Connecticut 06804 (telephone 203/740-7311), Attention: Wendy A. Gavaghan.

          This Prospectus is accompanied by a copy of the Company's Form 10-KSB filed with the Commission for the fiscal year of the Company ended June 30, 1996 (as the same has been amended), and by a copy of the Company's Proxy Statement used for the solicitation of proxies from stockholders for the annual meeting of stockholders to be held on December 5, 1996. In lieu of the foregoing, this Prospectus shall be accompanied by a copy of the Company's Form 10-KSB, together with any amendments thereto, filed with the Commission for each subsequent fiscal year of the Company during the duration of this Offering and by a copy of the Company's Proxy Statement used for the solicitation of stockholders for each subsequent annual meeting of stockholders held during the duration of this Offering.

          The Company shall deliver without charge to each person to whom this Prospectus is delivered a copy of the Company's latest Form 10-QSB filed with the Commission with respect to the most recent fiscal quarter which ends after the end of the latest fiscal year of the Company for which the Company has delivered the Form 10-KSB as described above. The Company shall also provide without charge a copy of each Form 8-K, if any, filed with the Commission since the end of the latest fiscal year of the Company for which certified financial statements were included in the latest Form 10-KSB filed with the Commission.


                                 LEGAL MATTERS

          The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Finn Dixon & Herling LLP, Stamford, Connecticut.


                                    EXPERTS

          The consolidated financial statements of Memry Corporation and its subsidiary at June 30, 1996 and 1995 and for the years then ended, incorporated by reference in this Prospectus and Registration Statement from the Company's Form 10-KSB for the period ended June 30, 1996, as amended, have been audited by McGladrey & Pullen, LLP, independent auditors, and are incorporated herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting. In addition, the statement of assets acquired as of June 28, 1996 and the statements of operations for the years ended June 30, 1996 and 1995 for the business acquired by the Company on June 28, 1996 from Raychem Corporation, incorporated by reference in this Prospectus and Registration Statement from the Company's Form 8-K filed on July 15, 1996 and amended on September 13, 1996, have been audited by Price Waterhouse LLP, independent accountants, and are incorporated herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

================================================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                          ----------------------------

                               TABLE OF CONTENTS

                                               PAGE
                                               ====
Available Information........................     2
Risk Factors.................................     3
Use of Proceeds..............................     7
Selling Stockholder..........................     7
Description of Securities....................    10
Plan of Distribution.........................    10
Limitation of Liability and Indemnification
 Matters.....................................    11
Incorporation by Reference...................    12
Legal Matters................................    13
Experts......................................    13
           -----------------

UNTIL               , 1996 (40 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
================================================================================

--------------------------------------------------------------------------------



                                3,041,963 SHARES


                               MEMRY CORPORATION


                          ----------------------------



                    COMMON STOCK, $0.01 PAR VALUE PER SHARE



                          ----------------------------

                                   PROSPECTUS

                              _____________, 1996

                          ----------------------------



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the costs and expenses of this offering, all of which are to be paid by the Registrant. All amounts are estimated except for the Securities and Exchange Commission registration fee.


SEC registration fee............   $ 1,613.16
Accountants' fees and expenses..     5,000.00
Attorneys' fees and expenses....    20,000.00
Printing expenses...............     2,000.00
Miscellaneous...................     5,000.00
                                   ----------
     Total......................   $33,613.16
                                   ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware empowers a corporation incorporated under the General Corporation Law to indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve in such capacities with another enterprise at its request, against expenses (including attorneys' fees), as well as judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The power to indemnify shall only exist where such officer, director, employee or agent has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal action, such person had no reasonable cause to believe his conduct was unlawful. In a threatened, pending or completed action or suit by or in the right of the corporation, the corporation may indemnify such person only for expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that if such person has been adjudged liable to the corporation then the corporation shall have no power of indemnification unless and only to the extent that a court shall determine upon application. Indemnity is mandatory as to expenses (including attorneys' fees) actually and reasonably incurred by a director, officer, employee or agent of a corporation to the extent a claim, issue or matter has been successfully defended. Expenses (including attorneys' fees) incurred by an officer or director in defending any such action, suit or proceeding may be paid by the corporation in advance of final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The determination to make indemnification pursuant to
Section 145 shall be made by (i) a majority vote of disinterested directors even though less than a quorum, (ii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (ii) by the stockholders. A Delaware corporation also has the power to purchase and maintain insurance on behalf of the persons it has the power to indemnify, whether or not indemnity against such liability would be allowed under the statute.

     Article VIII of the By-Laws of the Company provides as follows:

     The Corporation shall, to the fullest extent permitted by subsections (a) through (e) of Section 145 of the General Corporation Law of the State of Delaware (as such statute may, from time to time, be amended), indemnify any and all persons whom it shall have power to indemnify against any and all expenses, liabilities and other matters.

     The Certificate of Incorporation of the Company was amended in June 1989, as permitted by the Delaware General Corporation Law, pursuant to a vote of its stockholders, to provide that, to the fullest extent permissible under the Delaware General Corporation Law, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for improper dividend payment or unlawful stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16.  EXHIBITS

Exhibit                                                                                                 Sequential
Number                                         Description of Exhibit                                      Page
-------                                        ----------------------                                   ----------

5          Opinion of Finn Dixon & Herling LLP as to the legality of the securities being registered        (11)

10.1       Employment Agreement, dated January 1, 1990, between the Company and Ming H. Wu                   (1)

10.2       Lease Agreement, dated January 24, 1991, between the Company and Brookfield Commerce,             (2)
           relating to 57 Commerce Drive, Brookfield, CT

10.3       SBIR Contract, dated August 6, 1992, between the Company and the U.S. Air Force                   (4)

10.4       Warrant Issued to Connecticut Innovations, Inc. ("CII") as of March 1, 1992                       (3)

10.5       Employment Agreement, dated September 24, 1993, between the Company and James G. Binch            (5)

10.6       Warrant issued to American Equities Overseas Inc., pursuant to Placement Agreement of             (5)
           September 8, 1993

10.7       Warrant issued to American Equities Overseas Inc., pursuant to Placement Agreement of             (5)
           November 22, 1993

10.8       Agreement, dated January 25, 1993, between the Company and Sciatec, Inc.                          (5)

10.9       Memry Corporation Stock Option Plan adopted as of July 19, 1994                                   (6)

10.10      SBIR Contract dated December 9, 1993 between the Company and NASA                                 (6)

10.11      Letter Agreement dated as of October 12, 1994 between the Company and Harbour Holdings Limited    (6)
           Partnership regarding Series A Preferred stock conversion calculation

10.12      Employee Non-Disclosure Agreement, dated as of October 18, 1994, between the Company and          (6)
           James G. Binch

10.13      Employee Non-Disclosure Agreement, dated as of January 24, 1994, between the Company and          (6)
           Wendy A. Gavaghan

10.14      Convertible Subordinated Debenture Purchase Agreement, dated as of December 22, 1994,             (9)
           between the Company and CII

10.15      Escrow Agreement, dated as of December 22, 1994, among the Company, CII and Finn                  (9)
           Dixon & Herling as escrow agent


Exhibit                                                                                                       Sequential
Number                                         Description of Exhibit                                            Page
-------                                        ----------------------                                         ----------
10.16    Letter Agreement, dated May 22, 1995, between Harbour Holdings Limited Partnership and the                (7)
         Company regarding conversion of Series A and Series B Preferred Stock and issuance of shares of Common Stock as payment in full of accrued dividends.

10.17    Form of Securities Purchase Agreement relating to sales of Series G Preferred Stock of Memry Corporation  (7)

10.18    First Amendment to Convertible Subordinated Debenture Purchase Agreement, dated October 11, 1995,         (7)
         between the Company and CII

10.19    First Addendum to Convertible Subordinated Debenture, dated October 11, 1995, made by the Company         (7)
         and agreed to by CII

10.20    First Addendum to Stock Subscription Warrant (re: Warrant No. 94-4), dated October 11, 1995, made by the  (7)
         Company and agreed to by CII

10.21    First Addendum to Stock Subscription Warrant (re: Warrant No. 94-5), dated October 11, 1995, made by the  (7)
         Company and agreed to by CII

10.22    First Addendum to Stock Subscription Warrant (re: Warrant No. 94-6), dated October 11, 1995, made by the  (7)
         Company and agreed to by CII

10.23    Amendment to Escrow Agreement, dated October 11, 1995, among the Company, CII and Finn Dixon              (7)
         & Herling as escrow agent

10.24    Second Amendment to Convertible Subordinated Debenture Purchase Agreement, dated as of June 28, 1996,
         between Memry and CII                                                                                     (9)

10.25    Second Amendment to Escrow Agreement, dated as of June 28, 1996, among Memry, CII and Finn Dixon &
         Herling as escrow agent                                                                                   (9)

10.26    Amended an Restated Class I Warrant Certificate (Warrant Certificate No. 94-4A) issued by the             (9)
         Company to CII

10.27    Amended and Restated Class II Warrant Certificate (Warrant Certificate No. 94-5A) issued by the           (9)
         Company to CII

10.28    Second Addendum to Class III Warrants issued by the Company to CII                                        (9)

10.29    Sublease, dated as of June 28, 1996, between the Company and Raychem Corporation                          (8)

10.30    Tinel-Lock Supply Agreement, dated as of June 28, 1996, between the Company and Raychem Corporation       (8)

10.31    Private Label/Distribution Agreement, dated as of June 28, 1996, between the Company and Raychem
         Corporation*                                                                                              (9)

10.32    Warrant Certificate exercisable for 1,130,000 shares of Common Stock, dated June 28, 1996, issued by
         the Company to Raychem Corporation,                                                                       (8)

10.33    Warrant Certificate exercisable for 1,250,000 shares of Common Stock, dated June 28, 1996, issued by
         the Company to Raychem Corporation,                                                                       (8)

10.34    Finders Fee Agreement, dated as of June 28, 1996, between the Company and Raychem Corporation,            (8)


Exhibit                                                                                                                  Sequential
Number                                         Description of Exhibit                                                       Page
-------                                        ----------------------                                                    ----------
10.35                        Amended and Restated Asset Purchase Agreement between the Company and Raychem Corporation,         (8)
                             dated May 10, 1996.

10.36                        Letter Agreement, dated June 20, 1996, between Memry Corporation and Raychem Corporation.          (8)

10.37                        Amendment No. 1 to Amended and Restated Purchase Agreement between Memry Corporation and           (8)
                             Raychem Corporation, dated June 28, 1996.

10.38                        Amendment No.2 to Amended and Restated Purchase Agreement between Memry Corporation and            (9)
                             Raychem Corporation, dated August 11, 1996.

10.39                        Amendment to Lease Agreement between the Company and Brookfield Commerce relating to 57            (9)
                             Commerce Drive, Brookfield, CT.

10.40                        Securities Purchase Agreement, dated as of June 14, 1996 between Memry Corporation and             (9)
                             Wendy A. Gavaghan

10.41                        Warrant Cert. No. 96-4, dated as of July 16, 1996, issued to Dominion Capital Partners             (9)

10.42                        Warrant Cert. No. 96-5, dated as of July 15, 1996, issued to Dawn M. Morton                        (9)

10.43                        Form of Securities Purchase Agreement relating to sales of Common Stock at $2.00 per share on      (9)
                             June 28, 1996

10.44                        Commercial Revolving Loan, Term Loan and Security Agreement, dated August 9, 1996, among the       (9)
                             Company,
                             Wright Machine Corporation and Affiliated Business Credit Corporation

10.45                        Mortgage and Security Agreement dated as of August 9, 1996, from Wright Machine Corporation        (9)
                             and Affiliated
                             Business Credit Corporation

10.46                        Letter Agreement, dated June 26, 1996, between Memry Corporation and James Proft                   (9)

10.47                        Warrant Certificate No. 96-7, dated September 19, 1996, issued to James Proft                      (9)

10.48                        Letter Agreement, dated as of May 29, 1996, between Memry Corporation and Dominion Capital         (9)
                             Partners re:  stock issuance

10.49                        Securities Purchase Agreement, dated as of December 9, 1994, between Memry Corporation and         (9)
                             Dominion Partners

10.50                        Warrant Cert. No. 94-3, dated as of December 23, 1994, issued to Banque Pour L'Industrie           (9)
                             Francaise (ref: GAN)

10.51                        Securities Purchase Agreement, dated as of December 21, 1994, between Memry Corporation and        (9)
                             Banque Pour L'Industrie Francaise (ref: GAN)

10.52                        Securities Purchase Agreement, dated as of May 22, 1995, between Memry Corporation and Banque      (9)
                             Pour L'Industrie Francaise (ref: GAN)

10.53                        Securities Purchase Agreement, dated as of June 22, 1995, between Memry Corporation and            (9)
                             Nicholas Grant

10.54                        Employee Agreement on Inventions and Patents, between the Company and James G. Binch               (9)

10.55                        Employment Agreement between Memry Corporation and James Proft                                    (10)


Exhibit                                                                                                                  Sequential
Number                                         Description of Exhibit                                                       Page
-------                                        ----------------------                                                    ----------

11                           Statement re: Computation of Per Share Earnings                                                    (7)

23.1                         Consent of McGladrey & Pullen, LLP                                                                (10)

23.2                         Consent of Price Waterhouse LLP                                                                   (10)

23.3                         Consent of Finn Dixon & Herling LLP                                                               (11)

24                           Power of Attorney (included on signature page)

---------------------------------

(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1991.

(4) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1992.

(5) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1993.

(6) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1994.

(7) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995.

(8) Incorporated by reference to the Company's Current Report on Form 8-K filed July 15, 1996.

(9) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996.

(10) To be filed by amendment.

(11) Included in the opinion of Finn Dixon & Herling LLP under Exhibit 5.

* Subject to a confidential treatment request.


ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes the following:

     (1) File, during any period in which securities are offered or sold hereunder, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered and that offering of the securities at that time as the initial bona fide offering of those securities.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the latter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused the Registration Statement to be signed on its behalf by the undersigned, in the Town of Brookfield, State of Connecticut on October 31, 1996.

                               MEMRY CORPORATION

                               By: /s/ James G. Binch
                                  ---------------------------------------
                                  Name:   James G. Binch
                                  Title:  Chairman of the Board, President,
                                          Chief Executive Officer and Treasurer

           KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James G. Binch and Wendy A. Gavaghan, or any of them, his attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorney's-in-fact and agents or his substitute or substitutes may do or cause to be done by virtue hereof.

           Pursuant to requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                   TITLE                       DATE
           ---------                   -----                       ----


        /s/ James G. Binch      Chairman of the Board,         October 31, 1996
     ------------------------   President, Chief Executive
            James G. Binch      Officer and Treasurer
                                (Principal Executive Officer)


       /s/ Wendy A. Gavaghan    Corporate Controller           October 31, 1996
      -----------------------   (Principal Financial
           Wendy A. Gavaghan    Officer)



       /s/ Nicholas J. Grant    Director                       October 31, 1996
      -----------------------
           Nicholas J. Grant


        /s/ Jack H. Halperin    Director                       October 31, 1996
      -----------------------
            Jack H. Halperin


      /s/ W. Andrew Krusen, Jr. Director                       October 31, 1996
      -------------------------
          W. Andrew Krusen, Jr.


       /s/ John A. Morgan       Director                       October 31, 1996
      -----------------------
           John A. Morgan